

September 27, 2011

Via E-mail
Dr. Surya N. Mohapatra, Ph.D., Chairman, President and Chief Executive Officer
Quest Diagnostics Incorporated
3 Giralda Farms
Madison, New Jersey 07940

> **Re: Quest Diagnostics Incorporated**
> **September 22, 2011 Supplemental Response**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed February 16, 2011**
> **File No. 001-12215**

Dear Dr. Mohapatra:

We have reviewed your September 22, 2011 response to our September 8, 2011 letter and we have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010
September 22, 2011 Supplemental Response

1. We note your response to comment one of our letter dated September 8, 2011 and the specific dollar amounts associated with the adjustments to EPS. It appears to us that your draft disclosure dated July 11, 2011 presents material information that should also indicate, for ease of understanding, approximate dollar amounts associated with the adjustments, on an individual or group basis as appropriate. Please confirm that future filings addressing material adjustments to performance-based payouts will include such disclosure, and provide revised draft disclosure based on the 2010 facts. Also, please revise the draft disclosure to address the effect of the adjustments on payouts of stock awards in approximate dollar amounts on an individual or group basis, consistent with the SMIP award adjustments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director